Mitchell S. Nussbaum of Loeb & Loeb LLP 345 Park Avenue New York, NY 10154-1895	Direct 212.407.4159 Main 212.407.4000 Fax 212.407.4990 mnussbaum@loeb.com

VIA EDGAR

October 14, 2009

John Reynolds
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Mail Stop 3561

Re:	China Cord Blood Corporation Form F-1 Filed August 28, 2009 File No. 333-161602

Dear Mr. Reynolds:

On behalf of our client, China Cord Blood Corporation, a Cayman Islands corporation (the “Company”), we hereby provide responses to comments issued on September 25, 2009 regarding the Company’s Registration Statement on Form F-1 and addressed to Ms. Ting Zheng (the “Staff’s Letter”). Contemporaneous with this submission we are filing a complete copy of Amendment No. 1 to the Registration Statement on Form F-1 for the Company (the “Amended F-1”) reflecting the responses of the Company below.

By Federal Express, the Company is furnishing the Commission’s staff (the “Staff”) with three marked courtesy copies of the Amended F-1.

In order to facilitate your review of the Amended F-1, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.  Page numbers refer to the marked copy of Amended F-1.

John Reynolds October 14, 2009 Page 2

Form F-1 filed August 28, 2009

1.
We note the statement on page 78 that “CCBC is deemed to be a successor of Pantheon's financial reporting obligations but not its reporting obligations under the Exchange Act.” Please revise to clarify. We note the representations made in response to comment two in correspondence by Pantheon Arizona dated May 19, 2009.

COMPANY RESPONSE:  The statement was intended as a brief description of the Company’s reporting obligations and addressed an issue arising under the application of Rule 12g-3, but has been removed in order to avoid creating confusion regarding these highly technical aspects of the Company’s reporting obligations.  The Company reaffirms each of the representations made in response to comment two in the letter to the Staff dated May 19, 2009.  Specifically, the Company will not be eligible to rely on General Instruction VII.E of Form S-1, General Instruction I.A.7 of Form S-3 or the corresponding instructions in Forms F-1 and F-3.

2.
Please note that we may have additional comments after you file a pre-effective amendment containing pricing-related information. In this regard, advise us whether any such prospectus that you circulate will disclose the market price of the ordinary shares.

COMPANY RESPONSE:  The Company confirms that any such prospectus will contain current information about the market price of its securities, including the ordinary shares, under the heading “Per Share Market Information.”

3.
Prior to effectiveness of the company's registration statement, please inform us whether the amount of compensation allowable or payable to the underwriters has been cleared by the Financial Industry Regulatory Authority.

COMPANY RESPONSE:  The Company confirms that the required filings have been made with FINRA and undertakes to inform the Staff of the clearance of the underwriting compensation payable in connection with the Offering.

Conventions that apply to this prospectus, page ii

4.	Please move this section so that it follows the summary and risk factors sections. See Items 502 and 503 of Regulation S-K.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made to the Amended F-1.

John Reynolds October 14, 2009 Page 3

Prospectus Summary, page 1

Summary Consolidated Financial and Operating Data of CCBS, page .5

5.
We note disclosure in note 6 on page 6 to redeemable shares of CCBS to be exchanged for ordinary shares of CCBC.  With a view to disclosure, advise us of the terms of the exchange and the nature of the holders of redeemable shares, and tell us whether they include U.S. holders.

COMPANY RESPONSE:  The economic terms of the exchange with the investors who held the remaining 6.06% CCBS shares were identical to those of the Share Exchange effected in connection with the Business Combination with Pantheon.  These investors have represented to the Company that they are Non-U.S. Persons.  Former footnote 6 has been removed and the exchange of redeemable shares of CCBS is disclosed on page 49 of the Amended F-1.

Risk Factors, page 7

6.	Please revise the last risk factor on page 10 to provide the date of the Shanghai court decision referenced, and information indicating where investors can access a copy of this decision.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 11 of the Amended F-1.

Use of Proceeds, page 33

7.	We note that one of “the principal purposes of this offering [is] to create a public market for ordinary shares.” As your ordinary shares are already quoted, please revise to clarify.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 37 of the Amended F-1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

Payment Methods for Subscribers, page 47

8.
You disclose in the penultimate paragraph of page 47 that the increase of total accounts receivable before allowance for doubtful accounts from March 31, 2008 to March 31, 2009 was attributable to the increase in new subscribers who had elected Option One. However, based on your description of Option Three on the same page, it appears the increase was due to an increase in the number of subscribers who elected Option Three. Please clarify how the trends in the Option elections by your subscribers impacted your accounts receivable.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 53 of the Amended F-1.

John Reynolds October 14, 2009 Page 4

Principal Components of CCBS’s Income Statement, page 56

Revenues, page 56

9.
You disclose that the sources of CCBS' s revenues consist of processing fee, storage fee and matching fee which are inclusive of a 5% business tax. However we note from your revenue recognition accounting policy on page F-13 that revenue is stated net of business tax. Please clarify whether your revenues include or exclude the business tax.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on pages 62 and 63 of the Amended F-1.

Our Corporate Structure, page 78

10.
Please revise your discussion of the business combination with Pantheon on page 78 to clarify the purpose of that transaction. In this regard, we note your disclosure on page F-20 of your notes to financials that the agreement was entered into as an alternative to an initial public offering.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 86 of the Amended F-1.

Our Business, page 80

Overview, page 80

11.
We note from your disclosure that you provide your services through collaboration with selected hospitals in your hospital networks which offer you the platform for performing cord blood collection services and undertaking a significant portion of your sales and marketing activities. Please disclose in a footnote to your consolidated financial statements with respect to these collaborative agreements the rights and obligations, the accounting policy and the income statement classification and the amounts attributable to transaction arising from such collaborative agreements between you and the selected hospitals and for each period presented.  Refer to paragraph 21 of EITF 07-1 for additional guidance.

COMPANY RESPONSE:  The Company respectfully advises the Staff that under the collaboration arrangements with hospitals, the hospitals collect cord blood from the new born in return for a fixed fee from the Company per unit of cord blood collected.   Further, the Company is permitted to perform certain sales and marketing activities in the hospitals.   Other than these, the hospitals are not involved in the provision of cord blood processing or storage services or marketing activities   All activities related to cord blood processing and storage are directed by the Company and all risks and rewards are borne by the Company.  As a result, the arrangements with the hospitals do not involve a joint operating activity and do not constitute a collaborative arrangement pursuant to paragraph 5 of EITF 07-01.

John Reynolds October 14, 2009 Page 5

Regulation, page 92

12.	Please revise here or where appropriate to address any corporate governance and other significant changes that will be required under listing standards assuming you become listed on NASDAQ.

COMPANY RESPONSE:  The Company has elected to seek a listing on the New York Stock Exchange in lieu of a listing on the NASDAQ.  The Company is in the initial stages of preparing its listing application, however, it does not believe that any significant corporate governance or other changes will be required under the listing standards of the NYSE.

Management, page 100

13.
Please revise or explain the statement on page 102 that your board will select the class of each of the directors "following the effectiveness of the articles of association..." We note that your Amended and Restated Articles of Association filed as exhibit 3.1 indicate that they are effective as of June 30, 2009.

COMPANY RESPONSE:  The Company confirms that the Amended and Restated Articles of Association are currently effective, however, the Company is still in the process of assigning its Directors into various Classes.

General

14.
In this regard, to the extent your articles are effective, provide the date of expiration of the current term of office and the period your directors have served in office, as well as any details of director service contracts providing for benefits upon termination of employment, or an appropriate negative statement. Refer to Form 20-F Item 6.C.

COMPANY RESPONSE:  As confirmed in response to Comment 13 above, the Amended and Restated Articles of Association are currently in effect.  As directors have not yet been assigned to a class, each of their current terms expires at the next annual meeting of shareholders.  Changes in response to the Staff’s comment have been made on page 111 of the Amended F-1.

John Reynolds October 14, 2009 Page 6

Compensation of Directors and Executive Officers, page 103

15.
You do not appear to have filed the CCBC option scheme as an exhibit to your registration statement, or incorporated it by reference. Please file the scheme as an exhibit with your amended Form F-1, or advise.

COMPANY RESPONSE:  The CCBC option scheme has been filed as an exhibit to the Amended F-1.

Principal Shareholders, page 108

16.	Please disclose the natural persons of GM Stem Cells who beneficially own the shares.

COMPANY RESPONSE:  Golden Meditech Company Limited is the beneficial owner of the shares owned by GM Stem Cells.  Golden Meditech Company Limited is a public company listed on the Hong Kong Stock Exchange. Changes in response to the Staff’s comment have been made on page 117 of the Amended F-1.

17.
State whether the company is directly or indirectly owned or controlled by another entity. Refer to Form 20-F Item 7.A.3. In this regard, we note that your ownership table on page 108 indicates that GM Stem Cells is the beneficial owner of 46% of your ordinary shares.

COMPANY RESPONSE:  The Company respectfully advises the Staff that Golden Meditech Company Limited owns less than 50% of the Company ordinary shares.  There is no agreement between the Company, Golden Meditech Company Limited and any other shareholder of the Company as to how the Company is being governed.

Underwriting, page 131

18.
We note your disclosure that the offering price has been or will be determined by agreement between you and the representative underwriter.  Please disclose how the number of securities expected to be issued was or will be determined. Refer to Item 2.A of Form 20-F.

COMPANY RESPONSE:  Like the public offering price of the ordinary shares, the number of ordinary shares to be issued in the public offering has been determined by agreement between the Company and the representative. Among the factors considered in determining the number of ordinary shares to include in the public offering, in addition to prevailing market conditions, are the Company’s historical performance, estimates of its business potential and earnings prospects, an assessment of its management and the consideration of the above factors in relation to market valuation of companies in related businesses.  Changes in response to the Staff’s comment have been made on page 140 of the Amended F-1.

John Reynolds October 14, 2009 Page 7

19.	Please revise to address the extent to which the offering price will be determined based on the market price.

COMPANY RESPONSE:  The Company respectfully submits that the market price of the Company’s ordinary shares is one of several factors considered as part of the prevailing market conditions noted on page 140 of the Amended F-1.  Another is the liquidity and depth of the current trading market.

20.
We note from page one of your post-effective amendment to Form S-4 filed July 7, 2009 that Rodman & Renshaw negotiated the purchase transaction between Pantheon and its shareholders. Please revise the last full paragraph on page 66 and the second to last paragraph on page 137 to disclose in quantified and qualified terms Rodman & Renshaw's involvement as financial advisors and otherwise.

COMPANY RESPONSE:  Changes in response to the Staff’s comments have been in made in pages 74–75 and 146–147 of the Amended F-1.

Where You Can Find Additional Information, page 138

21.	Please revise the last paragraph on page 138 to address your status as a reporting company. We note the registration statement from July 2009.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 147 of the Amended F-1.

Consolidated Financial Statements, page F-1

22.
A recapitalization requires the retroactive restatement of historical financial statements beginning in the reporting period subsequent to the date of consummation of the recapitalization. When financial statements are issued or reissued for inclusion in a registration statement filed after the consummation date of the recapitalization but before the date the recapitalization is given effect in the historical financial statements, the staff requires the presentation of a supplemental set of restated audited financial statements that give effect to the recapitalization. Please tell us how you comply with or plan to comply with this requirement.

COMPANY RESPONSE:  The Amended F-1 has incorporated the Company's unaudited financial statements for the three months ended June 30, 2009 which cover the consummation date of the recapitalization.  Further, the financial statements for periods prior to March 31, 2009 have now been retroactively restated to give effect to the recapitalization.

John Reynolds October 14, 2009 Page 8

Exhibits

23.	Please file as promptly as practicable all exhibits, particularly the legal opinion and underwriting agreement. Please note that we will review and may comment upon these exhibits when they are filed.

COMPANY RESPONSE:  The form of legal opinion has been filed with the Amended F-1.  The Company and the Underwriters are still in the process of negotiating the form of Underwriting Agreement.

* * * * * * * * * * * * * * * *

John Reynolds October 14, 2009 Page 9

Your prompt attention to this matters discussed herein would be greatly appreciated.  Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4159.

Sincerely,

Mitchell S. Nussbaum
Loeb & Loeb LLP